MYTRAVEL

07021569

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

1 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 28th of February and 1st of March 2007, the Company filed with the London Stock Exchange announcements regarding a Notification of Major Interests in Shares, Voting Rights and a Notification of Transactions of Directors, Persons Discharging Managerial Persponsibility or Connected Persons.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

part of MyTravel group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-070301

MYTGroupLet0001

MyTravel Group plc – Voting Rights and Capital

28 February 2007

In conformity with the Disclosure Rules and Transparency Rules, we would like to notify the market of the following :

Since the notification made on 19 January 2007 of MyTravel Group plc's issued share capital, MyTravel Group plc's issued share capital has increased to 462,885,928 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, MyTravel Group plc under the Disclosure Rules and Transparency Rules.

MyTravel Group plc does not hold any shares in treasury.

28/2/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

MYTRAVEL GROUP PLC ✓

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (I) AND (II) ✓

3. Name of *person discharging managerial responsibilities/director*

SAM WEIHAGEN, DIRECTOR ✓

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOT APPLICABLE ✓

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF MR WEIHAGEN ✓

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 30P EACH ✓

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SAM WEIHAGEN ✓

8 State the nature of the transaction

EXERCISE OF PART OF VESTED SHARE OPTIONS AND SALE OF SHARES ARISING FROM THAT EXERCISE. THE SHARES WERE ISSUED ON THE EXERCISE ON A NET SETTLEMENT BASIS OF ONE QUARTER OF MR WEIHAGEN'S VESTED SERIES 1 AND 2 OPTIONS UNDER THE MYTRAVEL

GROUP MANAGEMENT INCENTIVE PLAN, ORIGINALLY OVER 152,033 30P ORDINARY SHARES AT A PRICE OF 144P PER SHARE.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

88,546

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.019%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

88,546

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.019%

13. Price per *share* or value of transaction

PURCHASE UNDER OPTION AT A NET SETTLED OPTION PRICE OF 30P PER SHARE AND SALE AT 303P PER SHARE

14. Date and place of transaction

28 FEBRUARY 2007, LONDON, UNITED KINGDOM

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

671 ORDINARY SHARES OF 30P EACH REPRESENTING 0.00014% OF THE ISSUED SHARE CAPITAL AND OPTIONS OVER 613,138 ORDINARY SHARES OF 30P EACH UNDER THE MYTRAVEL GROUP MANAGEMENT INCENTIVE PLAN.

16. Date issuer informed of transaction

28 FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

NOT APPLICABLE

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MCMAHON, GROUP COMPANY SECRETARY

01706 74 2000

Name and signature of duly authorised officer of *issuer* responsible for making notification

GREG MCMAHON, GROUP COMPANY SECRETARY

Date of notification

1 MARCH 2007

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	3,860,159*
Chase GA Group Nominees Ltd	8,206,918*
Chase Nominees Ltd	355,300*
CUIM Nominee Ltd	3,220,752*
Chase Nominees Ltd	2,895,383
CUIM Nominee Ltd	1,405,981
State Street Nominees Ltd	2,324,180
Vidacos Nominees Ltd	3,583,805
Total	**25,852,478**

*denotes direct interest

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

30p Ordinary Shares

10. Date of transaction

N/a

11. Date company informed

1 March 2007

12. Total holding following this notification

25,852,478 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.59% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

1 March 2007

AVIVA

Aviva plc
PO Box 89
Surrey Street
Norwich NR1 3DR

Facsimile

To:	The Company Secretary MyTravel Group plc	Fax:	01706 742117
From:	Diane Thirkettle Global Reporting Unit Aviva plc	Fax: Direct Tel:	01603 680660 01603 687803
Date:	01 March 2007	Pages:	8 including cover
Subject:	DTR5 Notification		

Please find attached a copy notification, the original has been posted to you.

Please contact me if you have any queries.

Yours faithfully

Diane Thirkettle
for and on behalf of
Aviva plc

AVIVA

Aviva plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

1 March 2007

Dear Sir

MYTRAVEL GROUP PLC – ISIN GB00B06BLB41

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by Section DTR5 of the FSA's Disclosure & Transparency rules.

Please note that a copy of this notification has also been sent to the Financial Services Authority.

If in future you would prefer to receive these notifications via e-mail please could you provide a suitable e-mail address that could be used for this purpose. Please direct your reply to globrep@norwich-union.co.uk.

Yours faithfully

Diane Thirkettle
for and on behalf of
Aviva plc

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): _RESTATEMENT OF HISTORIC INTEREST IN COMPLIANCE WITH THE FSA'S NEW DISCLOSURE AND TRANSPARENCY RULES	√

3. Full name of person(s) subject to the notification obligation:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3):	Registered Holder: BNY Norwich Union Nominees Limited **3,860,159*** Chase GA Group Nominees Limited **8,206,918*** Chase Nominees Limited **355,300*** CUIM Nominee Limited **3,220,752*** * denotes direct interest

	Chase Nominees Limited 2,895,383 CUIM Nominee Limited 1,405,981 State Street Nominees Limited 2,324,180 Vidacos Nominees Limited 3,583,805
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A
6. Date on which issuer notified:	1 March 2007
7. Threshold(s) that is/are crossed or reached:	N/A
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB00B06BLB41	N/A	N/A	15,643,129	15,643,129	10,209,349	3.38%	2.21%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
25,852,478	5.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 462,885,928.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable[xvii]	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END